        [INVESCO ADVISERS]

December 23, 2010

Via EDGAR

Vincent DiStefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	AIM Growth Series (Invesco Growth Series) (File No. 333-170590)
AIM International Mutual Funds (Invesco International Mutual Funds) (File No. 333-170583)
AIM Investment Funds (Invesco Investment Funds) (File No. 333-170585)
AIM Sector Funds (Invesco Sector Funds) (File No. 333-170592)

Dear Mr. DiStefano:

On behalf of the above named registrants (the “Registrants”), below you will find the Registrants’ responses to the comments conveyed by you via telephone on December 3, 2010, with regard to the Registrants’ Registration Statements on Form N-14 (the “N-14s”) filed with the U.S. Securities and Exchange Commission (“SEC”) on November 12, 2010, relating to the reorganization of certain Invesco Funds (the “Target Funds”) into other funds within the Invesco Family of Funds (the “Acquiring Funds” and, together with the Target Funds, the “Funds”).

For your convenience, we have summarized each of your comments in bold and have set forth the Registrants’ response immediately below each comment.  Any disclosure changes required by these responses will be incorporated into either a post-effective amendment filing made pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”) or a definitive proxy statement/prospectus filing made pursuant to Rule 497 under the 1933 Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the N-14s.

General comments — All N-14s

1.           Comment:  Under the caption “Summary of Key Information—Will there be any tax consequences resulting from the proposal?” discuss whether there will be any pre-merger sale of non-conforming securities that will result in taxable gain to shareholders of the Target Funds.

Response:  An analysis was performed regarding the tax impact of any portfolio repositioning expected to occur in connection with each Reorganization proposed.  Three funds were identified as having repositioning costs that would result in recognized gains above a de minims amount, determined by management.  In these three instances, disclosure regarding such repositioning costs, which is currently included under the section titled “Comparison of Principal Investment Strategies – Repositioning Costs,” will also be added to the section referenced in your comment.  The three funds to which this disclosure applies are Invesco Van Kampen Small Cap Value Fund, Invesco Diversified Dividend Fund and Invesco Global Core Equity Fund.

2.           Comment:  In the “Comparison of Principal Investment Strategies” section of each N-14, any discussion of derivatives should include detailed, fund-specific disclosure per the SEC’s July 30, 2010 letter to the Investment Company Institute entitled “Derivatives-Related Disclosures by Investment Companies.”

Response:  The disclosure in the “Comparison of Principal Investment Strategies” section is derived from, and closely mirrors, the principal investment strategies described in each Fund’s prospectus on Form N-1A.  The derivatives disclosure in the Funds’ Form N-1A prospectuses is being revised to reflect the SEC’s July 30, 2010 guidance in connection with the annual update to the prospectuses; however, not all of the prospectuses have been updated since the guidance was issued.  Where the derivatives disclosure in a Target or Acquiring Fund’s Form N-1A prospectus has been updated, the Registrants will ensure such updates are reflected in the comparative investment strategy discussion in the N-14.  In circumstances where the Form N-1A disclosure has not yet been updated to reflect the Staff’s guidance, the Registrants respectfully request to keep the disclosure in the N-14 regarding a Fund’s investment strategy consistent with the current N-1A disclosure to avoid confusion in the marketplace and among shareholders.

3.           Comment:  In the “Comparison of Principal Investment Strategies” section of each N-14, please highlight the differences between the principal strategies of the Acquiring Fund and the Target Fund(s).

Response: The Registrants have reviewed and, where necessary, revised the disclosure in the “Comparison of Principal Investment Strategies” section to better highlight the key differences between the Target Funds’ and Acquiring Funds’ principal investment strategies.

4.           Comment:  In the “Comparison of Principal Risks of Investing in the Funds” section of each N-14, any discussion of risks related to derivatives should include detailed, fund-specific disclosure per the SEC’s July 30, 2010 letter to the Investment Company Institute entitled “Derivatives-Related Disclosures by Investment Companies.”

Response:  The disclosure in the “Comparison of Principal Risks of Investing in the Funds” section is derived from, and closely mirrors, the principal risks described in each Fund’s prospectus on Form N-1A.  As noted above in the Registrants’ response to Comment #2, the derivatives disclosure in the Funds’ Form N-1A prospectuses is being revised to reflect the SEC’s July 30, 2010 guidance but not all of the prospectuses have been updated since the guidance was issued.  Consistent with the Registrant’s response to Comment #2, where the derivatives disclosure in a Target or Acquiring Fund’s Form N-1A prospectus has been updated, the Registrants will ensure such updates are reflected in the comparative risk discussion in the N-14.  In circumstances where the Form N-1A disclosure has not yet been updated to reflect the Staff’s guidance, the Registrants respectfully request to keep the disclosure in the N-14 regarding a Fund’s risks consistent with the current N-1A disclosure to avoid confusion in the marketplace and among shareholders.

5.           Comment:  Please reformat the expense example tables in each N-14 so that the example includes two separate tables, one reflecting expenses with redemption and one reflecting expenses without redemption.  Please also delete the portions of the captions that explain what the assumptions are, i.e. whether the expenses reflect redemption of shares, as this information should be included in the heading before each table.

Response:  The Registrants respectfully decline the Staff’s request to reformat the expense example into separate tables in this round of N-14 filings.  The Registrants believe the current format provides shareholders a single-page view to compare shareholder expenses with and without redemptions.  Additionally, Invesco, as recently as January 11, 2010, filed a N-14 with a consolidated expense example.  As the Staff did not take issue with the format in that filing, Invesco believed this was an appropriate format to disclose this data.  Bifurcating the expense table may result in the tables appearing on separate pages in the proxy statement/prospectus and make it more difficult for shareholders of a particular Target Fund to view the data relevant to their Fund.  In addition, the change would require significant reformatting of these tables across 32 separate N-14s, which would significantly increase the risk of error in the tables.  Invesco will take under advisement in any future N-14 filings the Staff’s preference that the expense example tables be bifurcated.

6.           Comment:  Under the caption “Summary of Key Information—How do the Funds’ purchase and redemption procedures, distribution policies and exchange policies compare?” you state that the “sales charges, sales charge exemptions, distribution and servicing arrangements, purchase and redemption procedures and exchange policies for each class of the Target Fund are generally similar to those of the corresponding class of the Acquiring Fund.”  Please clarify what “generally similar” means.  If these policies/procedures are not similar, please describe any differences.

Response:  The disclosure has been revised to further clarify the similarities and differences between the purchase and redemption procedures, distribution policies and exchange policies of the Target and Acquiring Funds.

Specific comments — AIM Sector Funds (Invesco Sector Funds) N-14:

Proxy Statement/Prospectus — Invesco Utilities Fund (Acquiring Fund)

7.           Comment:  Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.

Response:  The general comments have been incorporated into this proxy statement/prospectus, as applicable.

8.           Comment:  The fee table indicates that the Target Fund’s expenses are increasing as a result of the Reorganization.  Please state clearly in a prominent place in the proxy statement/prospectus that expenses are increasing.

Response:  The requested disclosure will be added in the first paragraph in the “How do the Funds’ expenses compare?” section of the proxy statement/prospectus.

9.           Comment:  The footnote to the fee table indicates that the pro forma fees are estimated as if the Reorganization had been completed as of May 1, 2009.  Why are the pro forma figures not as of a more recent date?

Response:  Pursuant to Rule 11-02 of Regulation S-X and in reliance on discussion with the SEC’s accounting reviewer for the Registrants, pro forma fees were computed assuming that the transaction was consummated at the beginning of the fiscal year end of the Acquiring Fund that is reflected in the Acquiring Fund’s fee table in its current prospectus.  Therefore, when information for the Acquiring Fund is presented for a fiscal year ended in 2009 or 2010, pro forma fees were computed assuming that the Reorganization was completed at the beginning of that fiscal year, resulting in a 2008 or 2009 as of date for the pro forma figures.

10.           Comment:  It appears that the expense example reflects fee waivers and/or expense reimbursements for the 3, 5 and 10 year periods.  Per Form N-1A, any fee waivers and/or expense reimbursements should only be reflected for the contractual period.

Response:  The expense example reflects fee waivers and/or expense reimbursements for the contractual period, which is two years in this proxy statement/prospectus.

11.           Comment:  In the “Comparison of Fundamental and Non-Fundamental Investment Restrictions” section, please explain the differences between utilities industries and utilities-related industries.

Response:  Upon further review, it was determined that Invesco interprets “utilities” and “utilities-related” industries as encompassing the same industries.  The investment restrictions disclosure will be revised accordingly.

12.           Comment:  In the third paragraph under “Board Considerations in Approving the Reorganization,” please explain the basis for the statement that shareholders “may also achieve certain economies of scale” in light of the fact that total expenses will be increasing.

Response:  The statement regarding shareholders achieving economies of scale will be removed.

Proxy Statement/Prospectus — Invesco Van Kampen Small Cap Value Fund (Acquiring Fund)

13.           Comment:  Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.

Response:  The general comments have been incorporated into this proxy statement/prospectus, as applicable.

14.           Comment:  The first footnote to the fee table states: “The Small-Mid Special Value Fund, U.S. Small/Mid Cap Value Fund and U.S. Small Cap Value Fund are not expected to bear any Reorganization costs.”  Please clarify whether shareholders of these Funds will or will not bear Reorganization costs.

Response:  The footnote will be revised to state that Target Fund shareholders “will not” bear Reorganization costs.

15.           Comment:  The third paragraph under “Comparison of Principal Investment Strategies” states that the Acquiring Fund will invest in “small capitalization companies.”  Please explain the types of small capitalization securities in which the Acquiring Fund will invest.

Response:  The disclosure will be revised to reflect that the Acquiring Fund invests primarily in equity securities.

Proxy Statement/Prospectus — Invesco Van Kampen Comstock Fund (Acquiring Fund)

16.           Comment:  Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.

Response:  The general comments have been incorporated into this proxy statement/prospectus, as applicable.

17.           Comment:  The “Comparison of Principal Risks of Investing in the Funds” section indicates that not all of the Target Funds have market risk.  Please explain.

Response:  The disclosure will be revised to reflect that all Target Funds are subject to market risk.

18.           Comment:  The “Comparison of Principal Risks of Investing in the Funds” section indicates that the Acquiring Fund and Value II Fund do not have counterparty risk although they do invest in derivatives.  Please explain.

Response:  The disclosure will be revised to reflect that counterparty risk applies to the Acquiring Fund and Value II Fund.

19.           Comment:  The “Comparison of Principal Risks of Investing in the Funds” section indicates that Basic Value Fund is not subject to common stock and other equity securities risk.  Please explain.

Response:  The disclosure will be revised to reflect that Basic Value Fund is subject to common stock and other equity securities risk.

20.           Comment:  The “Comparison of Principal Risks of Investing in the Funds” section indicates that the Acquiring Fund does not have leverage risk although it does invest in derivatives.  Please explain.

Response:  The disclosure has been revised to reflect that the Acquiring Fund is subject to leverage risk.

Proxy Statement/Prospectus  — Invesco Van Kampen Value Opportunities Fund (Acquiring Fund)

21.           Comment:  Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.

Response:  The general comments have been incorporated into this proxy statement/prospectus, as applicable.

22.           Comment:  Regarding discussions with the SEC’s Office of the Chief Accountant regarding survivorship issues, please act as if you have also received those comments related to survivorship from the Division of Investment Management with regards to any mergers that involve a small fund absorbing a large fund.

Response:  The Registrants have taken this comment under advisement and will make any necessary disclosure changes as a result of conversations with the Office of the Chief Accountant regarding survivorship issues.

Specific comments  — AIM Investment Funds (Invesco Investment Funds) N-14:

Proxy Statement/Prospectus — Invesco Developing Markets Fund (Acquiring Fund)

23.           Comment:  Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.

Response:  The general comments have been incorporated into this proxy statement/prospectus, as applicable.

24.           Comment:  In the “Comparison of Principal Investment Strategies” section, please explain whether there is any difference between developing and emerging market countries.

Response:  There is no difference between emerging and developing market countries.  The disclosure has been revised to reflect that both the Acquiring Fund and the Target Fund consider emerging market countries to be those countries which are not included in the MCSI World Index.

25.           Comment:  The “Comparison of Principal Risks of Investing in the Funds” section indicates that derivatives risk is not a principal risk of the Acquiring Fund although the Acquiring Fund appears to invest in derivatives.  Please explain.

Response:  The proxy statement/prospectus has been revised to indicate that derivatives risk is a principal risk of the Acquiring Fund.

26.           Comment:  Please explain supplementally why Invesco is paying the Reorganization costs for some Reorganizations, while the Target Fund(s) are paying the Reorganization costs for other Reorganizations.

Response:  Invesco proposed to each Registrant’s Board of Trustees, and the Board of Trustees approved, that each Target Fund bear its Reorganization expenses to the extent that the Target Fund shareholders would recoup these expenses within a certain period of time through reduced expenses resulting from the Reorganization.  In cases where Target Fund shareholders would not benefit from reduced expenses, Invesco agreed to bear the Reorganization costs of the Target Fund.  In addition, Invesco will bear the Reorganization costs of any Target Fund where the Target Fund is subject to an existing expense limitation arrangement and the Reorganization expenses exceed the expense caps.

Proxy Statement/Prospectus — Invesco Pacific Growth Fund (Acquiring Fund)

27.           Comment:  Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.

Response:  The general comments have been incorporated into this proxy statement/prospectus, as applicable.

28.           Comment:  In the “Comparison of Principal Investment Strategies” section, please highlight how the strategies of the Acquiring Fund and the Target Fund are different other than geographically.

Response:  The disclosure will be revised to further highlight the differences in the Funds’ investment strategies.

29.           Comment:  In the “Comparison of Principal Risks of Investing in the Funds” section, please consider whether emerging markets risk should be added as a principal risk of the Acquiring Fund.

Response:  The disclosure under “Comparison of Principal Risks of Investing in the Funds” has been revised to include emerging markets risk as a principal risk of the Acquiring Fund.

30.           Comment:  In the “Comparison of Principal Risks of Investing in the Funds” section, please consider whether derivatives risk, small capitalization risk and debt-related risks should be added as principal risks of the Acquiring Fund and/or Target Fund.

Response:  The disclosure under “Comparison of Principal Risks of Investing in the Funds” has been revised to include derivatives risk for both Funds, and fixed-income securities risks for the Acquiring Fund.  Neither the Target Fund nor the Acquiring Fund invest principally in small-capitalization issuers.

31.           Comment:  This transaction involves the merger of a fund that primarily invests in one country with a developed market into a fund that primarily invests in a broader geographic region with developing markets.  These funds do not seem similar.  Please explain supplementally why these funds are being merged.

Response:  Management determined that the Reorganization was the best available option for shareholders of the Invesco Japan Fund.  The proposed reorganization offers a tax free transaction for shareholders, which would not be the case had the Invesco Japan Fund been liquidated.  If approved, shareholders of the Invesco Japan Fund will be in a larger fund, with a lower total expense ratio.  Additionally, while we recognize your point that the risk profile of the funds could differ, as the Invesco Pacific Growth Fund has developing markets securities risk and the Invesco Japan Fund does not, Management believes these funds are comparable.  The Invesco Pacific Growth Fund, pursuant to its prospectus, is permitted to invest more than 25% of its net assets in Japan, Hong Kong, Malaysia, South Korea and/or Taiwan.  As of the July 31, 2010 statement of investments filed on Form N-Q for the fund, 44.3% of the Fund’s holdings were Japanese securities.

Proxy Statement/Prospectus — Invesco Global Health Care Fund (Acquiring Fund)

32.           Comment:  Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.

Response:  The general comments have been incorporated into this proxy statement/prospectus, as applicable.

Specific comments  — AIM Growth Series (Invesco Growth Series) N-14:

Proxy Statement/Prospectus — Invesco Convertible Securities Fund (Acquiring Fund)

33.           Comment:  Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.

Response:  The general comments have been incorporated into this proxy statement/prospectus, as applicable.

34.           Comment:  In the “Comparison of Principal Risks of Investing in the Funds” section, please add additional disclosure regarding the special risks of exchangeable and synthetic convertible securities.

Response:  Additional disclosure regarding the special risks of exchangeable and synthetic convertible securities has been added to the “Comparison of Principal Risks of Investing in the Funds” section.

Specific comments  — AIM International Mutual Funds (Invesco International Mutual Funds) N-14:

Proxy Statement/Prospectus — Invesco Global Growth Fund (Acquiring Fund)

35.           Comment:  Note that the general comments made to the N-14s also apply to this proxy statement/prospectus.

Response:  The general comments have been incorporated into this proxy statement/prospectus, as applicable.

36.           Comment:  The fee table indicates that the Target Fund’s expenses are increasing as a result of the Reorganization.  Please state clearly  in a prominent place in the proxy statement/prospectus that expenses are increasing.

Response:  The requested disclosure will be added.

37.           Comment:  It appears that the expense example reflects fee waivers and/or expense reimbursements for the 3, 5 and 10 year periods.  Per Form N-1A, any fee waivers and/or expense reimbursements should only be reflected for the contractual period.

Response:  The expense example reflects fee waivers and/or expense reimbursements for the contractual period, which is two years in this proxy statement/prospectus.

38.           Comment:  In the “Comparison of Principal Investment Strategies” section, please indicate what percentage of the Acquiring Fund’s assets will be invested outside of the United States.  Note that SEC guidance requires that a fund with the word “global” in its name invest at least 40% of its assets outside of the Unites States.

Response:  The Fund anticipates investing a substantial portion of its assets in a number of foreign countries; however, the Fund is not aware of any publicly-expressed Staff position requiring at least 40% of its assets be so invested.

39.           Comment:  In the “Comparison of Principal Investment Strategies” section, please explain how the Target Fund uses foreign forward currency exchange contracts.

Response:  The disclosure under “Comparison of Principal Investment Strategies” has been revised to explain how the Target Fund uses foreign forward currency exchange contracts.

40.           Comment:  The “Costs of the Reorganization” section includes the following sentence:  “Where the Target Fund is not paying Reorganization costs, Invesco Advisers will bear these costs.”  Please explain what costs the Target Fund will not pay.

Response: The disclosure will be revised to better reflect which Reorganization costs are reflected in the preceding table that describes the estimated total Reorganization costs and that shareholders will not pay such costs.

In connection with the Registrants’ responses to the SEC Staff’s comments on the N-14s, as requested by the Staff, the Registrants acknowledge that:  (i) the Registrants are responsible for the adequacy of the disclosure in the Registrants’ filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact me at 713-214-5770 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Melanie Ringold
Melanie Ringold, Esq.
Counsel